EXHIBIT INDEX BEGINS ON PAGE 13



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number 0-27918

CENTURY ALUMINUM 401(k) PLAN

2511 Garden Road
Building A, Suite 200
Monterey, California 93940

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

(Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office)

CENTURY ALUMINUM 401(k) PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
Fax: (412) 338-7380
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and
Participants of the Century Aluminum 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Century Aluminum 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits are presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedule and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 20, 2003

CENTURY ALUMINUM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002					2001				
	Century Aluminum Stock (Supplemental)	Century Aluminum Stock Non-Participant Directed	Mutual Funds (Supplemental)	Participant Loans (Supplemental)	Total	Century Aluminum Stock (Supplemental)	Century Aluminum Stock Non-Participant Directed	Mutual Funds (Supplemental)	Participant Loans (Supplemental)	Total
ASSETS										
INVESTMENTS:										
Investments in mutual funds	$ -	$ -	$11,762,220	$ -	$11,762,220	$ -	$ -	$8,440,720	$ -	$8,440,720
Century Aluminum Stock	877,990	614,140			1,492,130	362,515	756,792			1,119,307
Participant loans				292,534	292,534				135,096	135,096
Total investments	877,990	614,140	11,762,220	292,534	13,546,884	362,515	756,792	8,440,720	135,096	9,695,123
RECEIVABLES:										
Employee contributions			88		88					
Employer contributions			52		52			92,952		92,952
Total receivables			140		140			92,952		92,952
NET ASSETS AVAILABLE FOR BENEFITS	$877,990	$614,140	$11,762,360	$292,534	$13,547,024	$362,515	$756,792	$8,533,672	$135,096	$9,788,075

See notes to financial statements.

CENTURY ALUMINUM 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002					2001				
	Century Aluminum Stock (Supplemental)	Century Aluminum Stock Non-Participant Directed	Mutual Funds (Supplemental)	Participant Loans (Supplemental)	Total	Century Aluminum Stock (Supplemental)	Century Aluminum Stock Non-Participant Directed	Mutual Funds (Supplemental)	Participant Loans (Supplemental)	Total
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$ 362,515	$ 756,792	$ 8,533,672	$ 135,096	$ 9,788,075	$ 208,676	$ 466,075	$ 7,210,477	$ 139,133	$ 8,024,361
ADDITIONS:										
Investments income:										
Interest and dividends	8,086	9,964	225,909	13,455	257,414	3,923	9,172	105,529	11,805	130,429
Net (depreciation) appreciation in fair value	(273,605)	(414,265)	(2,228,060)		(2,915,930)	78,008	78,562	(1,494,892)		(1,338,322)
Net investment income (loss)	(265,519)	(404,301)	(2,002,151)	13,455	(2,658,516)	81,931	87,734	(1,389,363)	11,805	(1,207,893)
Employee contributions	368,775		6,437,742		6,806,517	138,970		2,621,168		2,760,138
Employer contributions	17,427	315,828	298,371		631,626	10,545	229,818	219,252		459,615
Total additions (deductions)	120,683	(88,473)	4,733,962	13,455	4,779,627	231,446	317,552	1,451,057	11,805	2,011,860
DEDUCTIONS:										
Benefit payments	3,186	14,313	1,003,179		1,020,678	2,178	26,828	203,291		232,297
Net transfers	(397,978)	39,866	502,095	(143,983)		75,429	7	(75,429)	15,842	15,849
NET CHANGE	515,475	(142,652)	3,228,688	157,438	3,758,949	153,839	290,717	1,323,195	(4,037)	1,763,714
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 877,990	$ 614,140	$ 11,762,360	$ 292,534	$ 13,547,024	$ 362,515	$ 756,792	$ 8,533,672	$ 135,096	$ 9,788,075

See notes to financial statements.

CENTURY ALUMINUM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

The following brief description of the Century Aluminum 401(k) Plan (the "Plan") (formerly The Century Aluminum of West Virginia, Inc. Salaried Employee Defined Contribution Retirement Plan and the Ravenswood Aluminum Corporation Salaried Employee Defined Contribution Retirement Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General—The Plan, established June 1, 1989, is a defined contribution plan for all salaried employees of Century Aluminum Company and Century Aluminum of West Virginia, Inc. (the "Company") (formerly known as Ravenswood Aluminum Corporation), effective April 1, 2001, all salary and hourly employees of Century Aluminum of Kentucky, LLC (formerly known as NSA/Southwire Corporation) and all other employees who are not covered by a labor agreement with the Company. The employees of Century Aluminum of Kentucky, LLC were not permitted to transfer any funds from prior employee benefit plans to the Plan until after January 1, 2002. Transfers of $3,565,948 were made from prior employee benefit plans to the Plan during 2002. As chosen by Plan management, Putnam Fiduciary Trust Company serves as trustee to the Plan.

Retirement Benefits—Plan participants can elect to have the Company defer up to 15% of their compensation subject to limitations as determined by Internal Revenue Service regulations for the purpose of making pre-tax contributions to the Plan. Effective January 1, 2002, participants may elect to have the Company defer up to 100% of their salary with an annual limit of $11,000 and an additional catch-up contribution of $1,000 if 50 years of age or over for the purpose of making pre-tax contributions to the Plan. From January 1, 1995 to June 30, 1996, the Company made matching contributions equal to 50% of the aggregate contributions made for each participant on the first 6% of their annual compensation contributed to the Plan. Subsequent to June 30, 1996, the Company increased the matching contribution percentage to 60% on the first 6%. Contributions made by the Company are allocated 50% to Century Aluminum Stock and 50% by fund in proportion to the participants' contribution election. Company contributions are fully vested following the completion of two years of service for salaried participants or on a graduated basis through five years of service for other participants or upon death, disability or retirement for all participants. Effective January 1, 2002, Company contributions are fully vested following the completion of two years of service for all participants.

Participants may elect to have pre-tax participant contributions invested in one or all of the following funds: PIMCO Total Return Fund, Putnam Growth Opportunities Fund, Putnam Research Fund, Putnam Equity Income Fund, George Putnam Fund of Boston, Putnam Vista Fund, Putnam Diversified Income Trust, Putnam New Opportunities Fund, Putnam International Growth Fund, Putnam Classic Equity Fund Class A, Century Aluminum Company Stock, and Putnam Money Market Fund. During 2002, the Company's Retirement Committee (the "Committee") evaluated the performance of the foregoing funds within the guidelines set forth in the Company's Investment Policy Statement (the "Policy Statement"). In accordance with that evaluation, the Committee agreed to drop from the program the following funds: Putnam Classic Equity Fund Class A, Putnam Growth Opportunities Fund and Putnam New Opportunities Fund, all of which had failed to meet the performance criteria set forth in the Policy Statement. In addition, the Committee elected to add the following funds: Putnam Equity Income Fund, American Funds Growth Fund, Vanguard Total Stock Fund and the Loomis Small Cap Value Fund. Pre-tax participant contributions are fully vested and nonforfeitable. Subject to provisions in the Plan, participants are entitled to distributions upon reaching age 59½ or earlier in the case of retirement, death, termination or hardship.

Participant Loans—Participants may borrow from their fund account a minimum of $1,000. The maximum amount of any loan shall be the lesser of: (1) $50,000, reduced by the highest outstanding balance of all the participant's loans from all retirement plans maintained by the Company or any other related entities that are qualified under the Internal Revenue Code (including this Plan) at any time during the 12-month period ending on the day before the loan is made; or (2) 50% of the value of the participant's vested Plan accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The loans bear interest at the prime interest rate plus 1% as determined quarterly by the plan administrator. Interest rates ranged from 4.75% to 9.5% as of December 31, 2002 and 2001. Principal and interest is paid ratably through monthly payroll deductions.

Forfeited Accounts—In 2001, employer contributions were reduced by $1,112 from forfeited nonvested accounts. In 2002, there were no forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments—The Plan's investments are reported at fair value. Investments in mutual funds are stated at the funds' net asset values per share on the last business day of the Plan's year end. Investments in common stock of Century Aluminum Company are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in the fair market value of such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and Century Aluminum Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Standard—Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137 and No. 138 which was effective for all fiscal years beginning after June 15, 2000, established accounting and reporting standards for derivative instruments and hedging activities. The Plan adopted SFAS No. 133, as amended, on January 1, 2001, and the adoption did not have a material impact on the Plan's financial statements.

3. INVESTMENTS

During the 2002 and 2001 plan years, the investment election options available to participants were the following mutual funds:

a. *PIMCO Total Return Fund*
b. *Putnam Growth Opportunities Fund*
c. *Putnam Research Fund*
d. *Putnam Equity Income Fund*
e. *George Putnam Fund of Boston*
f. *Putnam Vista Fund*
g. *Putnam Diversified Income Trust*
h. *Putnam New Opportunities Fund*
i. *Putnam International Growth Fund*
j. *Putnam Classic Equity Fund Class A*
k. *Putnam Money Market Fund*

In addition, participants may elect to invest in the common stock of Century Aluminum Company.

During the 2002 plan year, the following additional investment elections were made available to plan participants:

a. *Loomis Small Cap Value Fund*
b. *American Funds Growth Fund*
c. *Vanguard Total Stock Fund*

The following represents the fair value of investments that represent five percent or more of net assets available for benefits as of December 31, 2002 and 2001:

	2002	2001
George Putnam Fund of Boston, 154,601 and 72,312 shares, respectively	$ 2,288,101	$ 1,210,510
Putnam Vista Fund, 222,220 and 144,984 shares, respectively	1,331,100	1,252,664
Putnam Diversified Income Trust, 107,552 and 54,305 shares, respectively	983,028	505,034
Putnam New Opportunities Fund, 65,716 and 50,502 shares, respectively	1,868,294	2,069,573
Putnam International Growth Fund, 77,540 and 53,554 shares, respectively	1,272,433	1,061,444
Putnam Classic Equity Fund Class A, 127,548 and 92,249 shares, respectively	1,216,804	1,107,913
Century Aluminum Company Stock, 201,367 and 83,781 shares, respectively	1,492,131	1,119,307
Putnam Money Market Fund, 1,598,348 and 930,811 shares, respectively	1,598,348	930,811

4. PLAN TERMINATION

In the event the Plan terminates, the participants will become 100% vested in their accounts and the net assets of the Plan will be allocated in accordance with the provisions of ERISA and its related regulations. It is the Company's intention to continue the Plan.

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are shares of Century Aluminum Company. Century Aluminum Company is a related party of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

CENTURY ALUMINUM 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment	Shares	Cost	Current Value
	*	Vanguard Total Stock Fund	129	$ 2,668	$ 2,595
	*	Loomis Small Cap Value Fund	210	3,743	3,793
	*	American Funds Growth Fund	170	3,241	3,147
	*	PIMCO Total Return Fund	57,324	610,391	611,643
	*	George Putnam Fund of Boston	154,601	2,526,426	2,288,101
	*	Putnam Vista Fund	222,220	2,157,174	1,331,100
	*	Putnam Growth Opportunities Fund	12,430	163,605	129,021
	*	Putnam Research Fund	24,872	299,947	256,676
	*	Putnam Diversified Income Trust	107,552	1,073,934	983,028
	*	Putnam New Opportunities Fund	65,716	3,069,865	1,868,294
	*	Putnam International Growth Fund	77,540	1,487,766	1,272,433
	*	Putnam Classic Equity Fund Class A	127,548	1,517,401	1,216,804
	*	Putnam Money Market Fund	1,598,348	1,598,348	1,598,348
	*	Putnam Equity Income Fund	15,629	219,954	197,236
	*	Century Aluminum Company Stock	201,367	2,101,626	1,492,131
				16,836,089	13,254,350
Participants		Loan Fund		292,534	292,534
		Total		$ 17,128,623	$ 13,546,884

* Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Century Aluminum Company has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

CENTURY ALUMINUM 401(k) PLAN

BY: ______________________________
David W. Beckley

Executive Vice President, Chief Financial Officer, Member of Retirement Committee
Century Aluminum Company

DATE: June 26, 2003

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Independent Auditors' Consent

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
Fax: (412) 338-7380
www.deloitte.com

Exhibit 23.1

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-07239 of Century Aluminum Company on Form S-8 of our report dated June 20, 2003, appearing in this Annual Report on Form 11-K of the Century Aluminum 401(k) Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE, LLP

Pittsburgh, PA
June 26, 2003